September 6, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sears Hometown and Outlet Stores, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed August 31, 2012

File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated September 5, 2012, relating to Amendment No. 6 to the Registration Statement of Form S-1, File No. 333-181051, filed on September 4, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold and italicized below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 8, as well as four copies of a blacklined version of Amendment No. 8, marked to show changes from the Registration Statement filed on September 4, 2012.

Summary, page 1

The Rights Offering, page 4

1.	Please complete the blank in the first sentence of the third paragraph. Based on disclosure elsewhere in the prospectus, the amount for the blank should be 23,100,000.

In response to the Staff’s comment, the Company has revised the disclosure to include the requested amount.

Mara L. Ransom	September 6, 2012

U.S. Securities and Exchange Commission

Summary Historical Financial and Other Data, page 13

2.	You indicate above the first table that amounts are in thousands, except store count. Please revise to clarify that per share amounts are also an exception. Also apply this comment to your Selected Historical Financial and Other Data.

In response to the Staff’s comment, the Company has revised the disclosure to include the requested language.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Recent Developments, page 60

3.	Please confirm to us your understanding that if the unaudited financial statements for your 13 week period ending July 28, 2012 are available or become available before the effective date of the registration statement, you are required to amend the registration statement to include such financial statements.

In response to the Staff’s comment, the Company confirms that the unaudited financial statements for the 13 week period ending July 28, 2012 are unavailable at this time. In addition, the Company confirms that if the unaudited financial statements for the 13 week period ending July 28, 2012 become available before the effective date of the Registration Statement, the Company will amend the Registration Statement to include such financial statements.

4.	Please provide us with your explanation for why the net income amount is disclosed in the form of a range instead of a specific figure, similar to the other financial data. Please also provide us with an explanation for why you are unable to provide a narrower range and why you believe that a range of $16 million to $21 million is sufficiently narrow to be meaningful to investors.

In response to the Staff’s comment, the Company has revised the disclosure to include a specific figure for the net income amounts disclosed.

Financial Statements, page F-1

General

5.	Please refer to comment 9 in our letter dated June 26, 2012 and your response letter dated July 2, 2012. In the response, you stated that Sears Holdings will contribute the assets and liabilities of its Sears Hometown and Hardware and Sears Outlet businesses to you prior to your request for effectiveness of this Form S-1. We understand that this contribution occurred on August 31, 2012. Please revise your disclosure in appropriate locations within your filing to clarify that this contribution has already occurred. For example, you should disclose this information in a subsequent events footnote to your financial statements and you should revise your disclosure on page 2 under the heading “The Separation.”

Mara L. Ransom	September 6, 2012

U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure in appropriate locations within the filing, including the inclusion of a subsequent events footnote to the Company’s interim financial statements, to clarify that this contribution has already occurred.

6.	We note on page 132 that prior to the separation, you will effect a 231,000 for one stock split of your common stock. We understand that this stock split occurred on August 31, 2012. Please revise your disclosure here and in other appropriate locations within your filing to clarify that this stock split has already occurred. For example, you should disclose this information in a subsequent events footnote to your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure in appropriate locations within the filing, including the inclusion of a subsequent events footnote to the Company’s interim financial statements, to clarify that this stock split has already occurred.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Bruce Johnson, Chief Executive Officer, Sears Hometown and Outlet Stores, Inc. Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holding Corporation

Enclosures